UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003 or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to .

Commission file number 0-26844

RadiSys Corporation 401(k) Savings Plan

(Full title of the plan)

RADISYS CORPORATION

5445 NE Dawson Creek Drive
Hillsboro, OR 97124

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION

     ITEM 4.

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2003	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets(Held at End of Year) December 31, 2003	9
EXHIBIT 23.1

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
RadiSys Corporation
401(k) plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RadiSys Corporation 40l(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pricewaterhouse Coopers LLP

Portland, Oregon
June 11, 2004

RadiSys Corporation
401 (k) Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value
Registered investment companies	$21,670,441	$16,341,800
Collective trust funds	5,041,549	3,855,707
RadiSys Corporation stock	462,275	187,486
Self-directed brokerage accounts	110,030	35,369
Participant loans	633,259	726,996

Total investments	27,917,554	21,147,358
Employer contribution receivable	44,513	783,482
Cash	3,552	3,760

Net assets available for benefits	$27,965,619	$21,934,600

The accompanying notes are an integral part of these financial statements.

RadiSys Corporation
401(k) Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions
Investment income
Net appreciation in fair value of investments	$4,840,523
Dividends	402,918
Interest on participant loan payments	46,947

Total investment income	5,290,388

Contributions
Participants	2,328,007
Employer	751,175
Rollovers	360,032

Total contributions	3,439,214

Total additions	8,729,602

Deductions
Benefit payments	(2,697,768)
Administrative expenses	(815)

Total deductions	(2,698,583)

Net increase	6,031,019
Net assets available for benefits
Beginning of year	21,934,600

End of year	$27,965,619

The accompanying notes are an integral part of these financial statements.

RadiSys Corporation
401 (k) Plan

Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

The following brief description of the RadiSys Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan was established by RadiSys Corporation (the “Company”) on January 1, 1989 to provide a means for savings and investment by employees for retirement purposes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Under the terms of a trust agreement between the Company and Putnam Corporate Services (the “Trustee”), all investments of the Plan are held in trust by the Trustee. Certain accounting and other administrative services for the Plan are performed by Putnam Corporate Services. The Plan is administered by a committee composed of management employees of the Company.

Eligibility

Currently, all employees of the Company who are age 21 or older and who are not covered under a collective bargaining agreement are eligible to participate in the Plan. Qualifying employees may begin to participate in the Plan on the date of employment with the Company.

Contributions

Participants may contribute up to 30% of their pre-tax compensation to the Plan, subject to the maximum allowed by the Internal Revenue Code (“IRC”) guidelines. Participants may also contribute up to 5% of their after-tax compensation, up to an annual maximum of $10,000. Participants who have attained the age of 50 before the close of the Plan year may contribute up to 20% of their pre-tax compensation as “catch up” contributions, subject to maximums allowed by the IRC guidelines. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The employer will make matching contributions equal to a percentage of the amount of the salary deferral, as defined in the Plan document. Participants direct the investment of their contributions into various investment options available within the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the discretionary employer matching contributions and an allocation of Plan earnings, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer contribution is based upon the following schedule:

Less than one year of service	0% vested
1 year of service, but less than 2 years of service	33% vested
2 years of service, but less than 3 years of service	66% vested
3 years of service or more	100% vested

Participants become fully vested in the employer contribution upon death or disability.

Forfeitures

If a participant terminates before becoming fully vested, the unvested portion of his or her account is forfeited and the amount attributable to employer contributions is used to reduce the employer contribution. Any remaining amounts will be allocated to the remaining participants based on a ratio of the participant’s contributions to the total contributions of all active participants. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $32,241 and $17,428, respectively.

RadiSys Corporation
401 (k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Payments of Benefits

One hundred percent of the participant’s vested benefits, including his or her allocation of Plan earnings, may be paid to the participant upon resignation discharge, death or disability. The Plan permits a withdrawal of pre-tax contributions (not including investment earnings), rollover contributions, and the vested portion of amounts attributable to the employer matching contribution to the extent approved by the Plan’s administrative committee because of a qualified financial hardship. Terminated participants may keep their vested balance in the Plan subject to a minimum $1,000 threshold. Vested balances less than $1,000 are distributed to the participant as a lump sum distribution. The Trustee distributes all such amounts.

Participant Loans

Participants may borrow from their fund accounts amounts equal to 50% of the total vested value of their account, but not more than $50,000 reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan qualifies as a home loan. The term for a home loan is not to exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest based upon the prime interest rate at the time the loan is issued, plus 2%. Principal and interest are paid ratably through biweekly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments

Investments in registered investment companies and collective trust funds arc stated at fair value, based upon the market value of the underlying securities, as determined or provided by the Trustee. Collective trust funds represent investments in pooled funds. Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Investments in common stock listed on a national securities exchange and over-the-counter securities are valued at the last reported sales price on the valuation date or, if no sales are reported for that day, the last published sale price. The self-directed brokerage account allows participants to invest in investment holdings of their choice.

Purchases and sales of securities arc recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

RadiSys Corporation
401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Participant loans are valued at cost, which approximates fair value.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At December 31, 2003 and 2002, there were no amounts payable to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan provides for investments that are exposed to various risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits and, therefore, participants’ account balances.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31,2003:

Registered investment companies
Artisan Mid Cap Fund	$3,165,534
Putnam Asset Allocation Growth Portfolio	2,929,498
Putnam Growth Opportunities Fund	2,748,601
Weitz Partners Value Fund	2,207,061
PIMCO Total Return Fund	1,843,876
Neuberger & Berman Genesis Trust	1,724,026
PIMCO RCM Global Technology Fund	1,544,459
Collective trust funds
Putnam Stable Value Fund	2,726,200
Putnam S&P 500 Index Fund	2,315,349

RadiSys Corporation
401 (k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2002:

Registered investment companies
Putnam Asset Allocation Growth Portfolio	$2,434,792
Putnam Growth Opportunities Fund	2,248,106
Weitz Partners Value Fund	1,837,937
PIMCO Total Return Fund	1,815,352
Putnam New Opportunities Fund	1,424,390
Putnam Asset Allocation Conservative Portfolio	1,384,017
Collective trust funds
Putnam Stable Value Fund	2,322,496
Putnam S&P 500 Index Fund	1,533,211

During 2003 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Registered investment companies	$3,943,827
Collective trust funds	513,941
RadiSys Corporation stock	348,713
Self-directed brokerage accounts	34,042

$4,840,523

4.	Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2003.

5.	Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, the Trustee. These transactions qualify as party-in-interest. Fees paid by the Plan to the Trustee for investment management services amounted to $815 for the year ended December 31, 2003.

RadiSys Corporation
401 (k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2003	2002
Net assets available for benefits per the financial statements	$27,965,619	$21,934,600
Net difference in participant loans	(109,966)	(166,794)

Net assets available for benefits per Form 5500	$27,855,653	$21,767,806

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003:

Net increase in net assets per the financial statements	$6,031,019
Certain deemed distributions of participant loans	56,828

Net increase in net assets per Form 5500	$6,087,847

Supplemental Schedule

RadiSys Corporation
401 (k) Plan

Schedule of Assets (Held at End of Year)
December 31, 2003	Schedule I

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost(1)	Value
	Artisan Mid Cap Fund	Registered investment company		$3,165,534
*	Putnam Asset Allocation Growth Portfolio	Registered investment company		2,929,498
*	Putnam Growth Opportunities Fund	Registered investment company		2,748,601
	Weitz Partners Value Fund	Registered investment company		2,207,061
	PIMCO Total Return Fund	Registered investment company		1,843,876
	Neuberger & Berman Genesis Trust	Registered investment company		1,724,026
	PIMCO RCM Global Technology Fund	Registered investment company		1,544,459
*	Putnam Asset Allocation Conservative Portfolio	Registered investment company		1,384,419
*	Putnam Asset Allocation Balanced Portfolio	Registered investment company		1,064,637
*	Putnam International Equity Fund	Registered investment company		987,592
	Dodge & Cox Balanced Fund	Registered investment company		794,161
	Janus Balanced Fund	Registered investment company		725,258
	Franklin Templeton Small Cap Fund	Registered investment company		490,337
	Harbor International Fund	Registered investment company		40,686
	Growth Fund of America	Registered investment company		20,296

				21,670,441

*	Putnam Stable Value Fund	Collective trust fund		2,726,200
*	Putnam S&P 500 Index Fund	Collective trust fund		2,315,349

				5,041,549

	RadiSys Corporation	Common stock		462,275

	HarrisDirect Securities Account	Self-directed brokerage accounts		110,030

	Participant loans	6.0% - 11.0%, maturities ranging from 2004 - 2018		633,259

				$27,917,554

*	Party-in-interest.

(1)	Cost information has been omitted for participant directed assets.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadiSys Corporation 401(k) Savings Plan
(Name of Plan)

Date: June 30, 2004	/s/ Julia A. Harper

Julia A. Harper
Plan Trustee